

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8-51649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/01/2014____ AND ENDING____12/31/2014____
                                     MM/DD/YY   MM/DD/YY



15049163

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSN North America, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 37th Floor
                                    (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese   (212) 659-6292
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
                    (Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I___Alex J. Englese_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GSN North America_____ , as of __December 31,_____, 2014____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____

_____

_____

_____   _____
                                                             Signature

                                                        _C E O_____
                                                                        Title

_____
              Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSN North America, Inc. (formerly ESN North America, Inc.)

We have audited the accompanying statement of financial condition of GSN North America, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GSN North America, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2015

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	1,417,643
Due from clearing broker		230,744
Advisory fee receivable		240,800
Prepaid and other assets		54,834
	$	1,944,021

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expense	$	251,343
Due to affiliate		242,619
Total liabilities		493,962
Common stock, $0.01 par value per share,		
934 shares authorized, issued and outstanding		9
Additional paid-in capital		12,130,928
Accumulated deficit		(10,680,878)
Total stockholder's equity		1,450,059
	$	1,944,021

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Notes to Statement of Financial Condition
December 31, 2014

NOTE A - ORGANIZATION

GSN North America, Inc. (formerly ESN North America, Inc.) (the "Company") is a majority owned subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Crédit Industriel et Commercial ("CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").
The Company is engaged as an agent in the purchase and sale of equity securities of domestic and foreign corporate issuers including equity products (e.g., listed options on stocks, listed equity options on indexes, basket indexes and convertible securities).

The Company earns advisory fees for investment and research related services.

The Company changed its name to GSN North America, Inc. effective December 3, 2012.

In December 2013, the Company, the Parent, Banca Akros S.p.A. ("Banca Akros") and Caja Madrid Bolsa, S.V., S.A. ("Caja Madrid") entered into an amendment to the Stockholders' Agreement for the authorization, issue and sale of nine hundred thirty four shares of common stock to the Parent. At December 31, 2014, the Company's stockholders were the Parent (85.12%), BancaAkros (11.88%), and BankiaSolsa,S.V. (3%).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   Commissions:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3]   Advisory fees:

Advisory fees on investment and research services are recognized as earned.

[4]   Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statements of operations accounts are translated at average rates of exchange for the year.

[5]   Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Notes to Statement of Financial Condition
December 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5]   Income taxes: (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[6]   Depreciation:

All property and equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

[7]   Cash and cash equivalents:

Cash and cash equivalents consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[8]   Due from clearing broker:

Due from clearing broker includes a $100,000 required deposit.

[9]   Intangible assets:

The Company applies the provisions of FASB ASC 350,"Intangibles - Goodwill and Other," which requires that intangible assets with a definite life be amortized over their useful lives.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Parent has guaranteed to fund the ongoing operations of the Company through January 21, 2015.

The Company derives a portion of its revenue from acting as an agent for its stockholders in the purchase and sale of equity securities of domestic and foreign corporate issuers and related product sales. For the year ended December 31, 2014, commissions from the above activities are $194,039.

The Company is a party to an administrative services agreement with an affiliate. The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment. These expenses totaled $607,393 for the year ended December 31, 2014, and are included in various expense line items on the statement of operations.

NOTE D - INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of ASC 740. ASC 740 requires the liability method of accounting for income taxes.

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Notes to Statement of Financial Condition
December 31, 2014

NOTE D - INCOME TAXES (CONTINUED)

At December 31, 2014, the Company did not recognize a deferred tax asset from net operating loss of approximately $8,258,000. The Company is not certain it will be able to utilize these losses before they expire.

As of December 31, 2014, the Company has net operating loss carryforwards for federal income tax purposes of approximately $8,015,000. The net operating loss carryforwards will expire through 2034.

These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2034.

There are no income tax returns under audit. The Company is no longer subject to federal, state or local income taxes examinations for the years before December 31, 2011.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liability with regard to this right. The Company paid the clearing broker no amounts related to these guarantees during the year.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE F - INTANGIBLE ASSETS

On August 31, 2007, the Company entered into a transaction to acquire 100% of the outstanding shares of Akros Securities, Inc. Akros Securities, Inc. was a broker-dealer involved in U.S. equity sales to European clients. Akros Securities, Inc. was merged into the Company and thus completely liquidated with this transaction. With the acquisition, the Company plans on servicing the ESN Network in U.S. equities, along with cross-selling products with its existing client base.

The transaction was accounted for as a purchase, with purchased assets and liabilities recorded at fair value at the purchase date. Customer relationships purchased were ascribed the full purchase price of $973,692. This intangible was being amortized over seven years, with amortization ended in August 2014. As of December 31, 2014 the intangible asset was fully amortized. Amortization expense for the year ended December 31, 2014 was $92,717, and has been reported within depreciation and amortization expense on the statement of operations. The Company assesses the intangible asset annually for impairment.

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Notes to Statement of Financial Condition
December 31, 2014

NOTE G- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $1,148,627 which was $898,627 in excess of the amount required of $250,000.

NOTE H- OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE I- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Plan expense for the year ended December 31, 2014 was $17,211 and is included within employee compensation and benefits on the statement of operations. Pursuant to the administrative services agreement with CIC, the Company expensed $44,306 related to its participation in CIC's defined benefit plan for the year ended December 31, 2014, and $242,619 is included in due to Parent for these benefits.